U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                           FORM 10-SB/A

          General Form For Registration of Securities
         of Small Business Issuers Under Section 12(b)
             or 12(g) of the Securities Act of 1934


                   PRODIGITAL FILM LABS, INC.
         (Name of Small Business Issuer in its Charter)


Nevada,  U.S.A.                           91-2048620
(State or Other Jurisdiction    (IRS Employer Identification No.)
of Incorporation or Organization)


3675 Pecos-Mcleod, Suite 1400, Las Vegas, Nevada      89121-3881
(Address of Principal Executive Offices)               (Zip Code)


                   Issuer's Telephone Number
                         (877) 804-3394


Securities to be registered under Section 12(b) of the Act:


Title of Each Class                Name of Each Exchange on Which
to be so Registered                Each Class is to be Registered


Securities to be registered under Section 12(g) of the Act:

                          Common Stock
                        (Title of Class)

     ITEM 1.   DESCRIPTION OF BUSINESS


     (a) History and Development of the Company

     Prodigital Film Labs, Inc. (The "Company" or "Prodigital") was originally incorporated in the State of Nevada on May 2, 2000, for the purpose of providing Film and Television production studios and digital equipment, and full and complete digital post-production editing suites. Currently, Prodigital does not own any production facilities or digital post- production labs. It is a development stage company that currently has no revenues or employees, either full time or part time.

     (b) Business of the Company

     Prodigital has been created to provide "Class A" digital production studio sound stages and digital post-production facilities (editing suites and animation studios) to meet an increasingly unmet market demand. The eventual business goal will be that Prodigital will create its own purely digital productions. The Company will become a technologically advanced Digital Movie and High Definition television production company that uses only digital imaging processes in the creation, development, and production of movies and High Definition television features. Prodigital is a "New-Media Technology" business.

     British Columbia was chosen as the location for these Studios because of the incredible growth of the Film Industry in this Province, arising from the interest and activity in and around the city of Vancouver, B.C., also known as "Hollywood North." In 1999 and 2000 combined, the Film Industry spent over 2 billion dollars in British Columbia, creating an economic impact of over 6 billion dollars.

     Lions Gate, The Bridge, and Vancouver Film Studios are the three major studios in Vancouver. Through our research and interviews with the BC Film Commission, we have found that, because of the tremendous growth of the industry, there is a shortage of "Class A" Production sound stages. "Class A" production sound stages are purpose-built, architecture-specific buildings. They are not converted warehouses or steel clad buildings. There is not much competition for owners of Class A sound stages as there are more productions than there are professional facilities. Of the major studios in Vancouver, only Lions Gate has any Class A production sound stages and no more room (real-estate) to build more.

     Although most of the filming activity in B.C. takes place in and around Vancouver, the Okanagan Valley (in close proximity-less than an hour flight) has been the location of such noteworthy full-length feature films as The Pledge, Snow Falling on Cedars, My American Cousin, and Lunch With Charles. Many TV commercials and other TV shows have been filmed there also. Prodigital will have the only "Class A" sound stages in the Okanagan, where the real-estate costs are considerably lower than Vancouver and vicinity. Available to Prodigital's production needs, a large talent pool of key and supportive film industry personnel currently reside in the Okanagan Valley, and a local film school will serve as a resource of cutting-edge talent. The Okanagan Valley offers, within less than an hour's drive: vineyards, orchards, semi-desert locales, alpine vistas and mountain lakes, beaches, ski hills, working paddle-wheelers and a steam locomotive running on 20km of track. Cities of the Okanagan, such as Kelowna and Penticton, are popular resort destinations for golfing, beach and water activities, and skiing. All in all, the Okanagan is a very sensible and attractive business alternative to the congestion, stress, frustrating coastal weather/shooting conditions, and lengthy waits for urban Class A sound stages: factors which negatively impact big city studio production and will make Prodigital very competitive.

     For these reasons, the founders of Prodigital Film Labs, Darone Davis and David Huck have, over the last two years, searched the Okanagan valley for just the right property to serve the needs of both production sound stages and post-production facilities. Two separate properties were located that met all of the carefully researched criteria. The first property, located in the City of Penticton, BC, is slated to become the site of the post-production facility. It consists of two city lots with a 3000-square foot building on the first, and a parking lot on the bordering second lot. The location is a prime spot on Main Street, very visible and desirable, and easily expandable. The second separate property, which has been chosen as the site of the production sound stages, is a beautiful 102-acre mountain-view lot located approximately 10 minutes highway driving from the post-production property.

     During 2000-2001 an offer to purchase the 102-acre property was negotiated. This offer contained several conditions that had to be met before Prodigital bought the property. Theaw included the ability for the property to be appropriately rezoned to fit Prodigitals projected use. The property needed an Environmental Impact Study and Assessment completed based on Prodigital's planned use. The last condition was keyed to Prodigital's ability to obtain financing to purchase the land. The founders worked to re-zone the property from a rural classification to a commercial classification in order for the zoning to match Prodigital's projected use. After an Environmental Impact Study and Assessment of the property was completed, municipal meetings held and public notices provided, Prodigital was successful in working with the Regional District to create a completely new zoning classification, and them district re-zoned this property with this new classification to enable the building of production sound stages. This rezoning makes this 102-acre property the only site in the entire Okanagan Valley on which large sound stages can be constructed. By comparison, Lion's Gate Studios, in Vancouver, has only 14 acres for its eight sound stages, with minimal availability of expansion property, if any. Since Prodigital has not been able to obtain the necessary financing to purchase the property within the terms of the offer, an extension was granted. This extension period also expired and the vendors took the property off of the market. There is a verbal agreement and understanding with the vendor that Prodigital can still purchase the property at the price previously agreed to. There is no current agreement or contract between the vendor and Prodigital.

     During the early part of 2002, Prodigital Film Labs secured its option to purchase the post-production site in Penticton, BC, by issuance of 250,000 common shares of its stock. This exclusive real estate purchase option secures a highly desirable and valuable piece of property for Prodigital. The option will expire in 5 years. Please see Item 7 and Exhibit 10.1.

     The business future of Prodigital is well underway. The founders have located several key film industry personnel to manage the different aspects of the Company. Mr. Terry Edge, a former Operations Director for Lion's Gate Studios in Vancouver and Mr. Tom Horton, a former Online Editor at Fox Digital in Los Angeles, have joined the Advisory Board for Prodigital as of June 2002. The experience, knowledge, and close working relationships that these film industry veterans enjoy with other industry players combine to be a huge and valuable asset to the Company. There are no contracts or written agreements with either of these gentlemen until Prodigital has finances to fund the company. Prodigital has negotiated and obtained "Letters of Intent" from several potential productions, animations, and TV series, committing them to use of Prodigital's facilities once they are built. These letters are attached as Exibits 10.5 and their content explains how they intend to use ProDigital's facilities.

First Quarter 2002 Business Summary of ProDigital Film Labs, Inc.

Financial Summary

This first quarter of 2002 was a very busy quarter for the principals of Prodigital Film Labs. The major focus during this quarter was to locate private placement money and the first round of financing for the Company. The first round of financing will purchase the land and buildings that we have located and identified as necessary to the Company's success.

There were 2 loans made to the Company from shareholders during the quarter. The first loan was deposited into the Company's cash account and applied to outstanding bills. All of the other company expenses have been, and continue to be, paid by the principals of the company. They will be reimbursed when the company is more completely funded. The second loan was a transfer of a shareholders account (credit) to the Company's account with the company's attorney. This loan has provided Prodigital Film Labs with the necessary funds to file it's Form 10SB and become a "reporting company".

On April 1, 2002, an $18,000 loan to the Company was paid back to the lender. The lender, through a "Conversion Notice" letter, requested and exercised their option to convert the loan and any unpaid interest into common shares of Prodigital. This conversion notice was received by the Company and accepted. 18,300 shares have been issued and the debt eliminated.

Advisory Board Members

One of the Company's goals is to appoint well known individuals with talent and experience to lead the various aspects of Prodigital's business. Initially, these people will serve as the Advisory Board, where their unique and specific skills, film industry contacts, experience and expertise will aid the successful development of the Company. They may be compensated with stock or stock options until Prodigital is funded and at that time, they may become Directors and/or Managers of the specific area they helped to build.

Option to Purchase

The properties that the Company has located for the Sound/ Production stages and Post-production facilities are superbly suited for ProDigital's business. Negotiations have resulted in an Exclusive Option to Purchase Agreement for the buildings and property for the Post-production facility. This was accomplished by providing a non-refundable deposit of 250,000 common shares of Prodigital. This exclusive real estate purchase option expires in on December 7, 2007. This agreement is attached as Exhibit
10.1. Negotiations are still underway for securing the same type of option agreement for the 102-acre property for the Sound/ Production Stages.

Trading Status

Prodigital conducted a registered offering in Nevada (Section
90.490 of the Nevada Revised Statutes) under Federal exemptions available in Rule 504 of Regulation D, and our stock now trades in the over-the-counter market.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
          OPERATION.

     We are planning on purchasing the latest in digital movie reproduction equipment and building Class A production Sound Stages. We will equip our studios with non-traditional digital equipment and staff that is acquainted with the digital-production and post-production processes. Digital technology enables marketers in this industry to distribute movies and film through a file medium as opposed to a large "can" holding hundreds of meters of celluloid tape and weighing ten kilograms. The digital film market is a cutting-edge marketplace that will embrace the Internet, the High Definition Television marketplace and digital movie theatre productions. Prodigital will position itself to fill the role of satisfying the demand for digital production and post-production facilities in British Columbia since the availability of large "Class A" Sound Stages is very limited and the cost saving advantages of digital imaging are very attractive.

     In addition, other film studios have made statements that they wish to "acquire" smaller companies that have already set up their studios in the digital format rather than convert their own labs and substantial non-digital equipment inventory. These acquisitions are very attractive in the industry at this time since most production budgets are being spent on film production to meet the increasing demand for viable products in the marketplace.

     Prodigital intends to pursue a possible $30 million financing arrangement with Enbaca Capital Investments. The terms of this potential arrangement include the loaning of $30 million to the Company, which is to be repaid with an interest rate of Libor plus 2.5%. The term of the loan would be 3 years for construction of the facilities with a 15 year amortization. The Company would also give the lender 25% of our common stock as an equity participation opportunity. There is estimated to be $250,000 in legal and processing fees for this transaction and security for the loan would be the two completed digital production facilities, 10 sound stages (20,000 square feet) and two digital production facilities to be located in Vancouver and Calgary, Canada. However, in order to complete this transaction, the Company must present to the lender evidence that it has substantial working capital to continue operations without utilizing loan proceeds for the next 6 months and the Company must also have the funds required to handle the collateral pledge of $3,000,000. At this time, the Company is not a position to meet the terms of the loan. (Please See Exhibit 10.4)

     We are relying on funds committed by the principals and a moderation of our growth prospects to sustain operations for the next twelve months. If additional cash is not raised, the Company can not maintain its goal of purchasing the latest in digital movie reproduction equipment and equipping its studios with talented staff, experienced and knowledgeable with the digital production, post-production and animation processes. The search for additional capital would continue until sufficient funding is located to purchase the property and equipment and hire the necessary personnel. The principals of the Company are not legally committed to continue funding the Company and, in the event that they stop funding the Company and other sources of financing are not available, the Company may be forced to terminate business.

Plan of Operation
-----------------
Over the next twelve months, the principals will continue to fund, with their personal assets, the Company's efforts to locate investors who are excited with and believe in Prodigital's Business Plan. The purchase of land and the construction of buildings (Sound Stages) is a crucial next step for Prodigital to start earning revenues. Another important step is the pruchase of cutting edge equipment and equipping a post-production facility with this equipment and a skilled, talented staff.

ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company presently maintains offices at 3675 Pecos-McLeod, Suite 1400, Las Vegas, Nevada 89121-3881, at 1621 S. Latawah Street, Spokane, Washington 99203 and at 749 Main Street, Penticton, B.C. V2A 5E1 and can be reached at (877) 804-3394. There is no rent obligation for the offices in Las Vegas and Spokane. The term of these leases is month to month in each location and the cost is $2,800(Canadian Dollars) per month for the Penticton location. The real estate purchase option on the above Penticton location is included in this document as Exhibit
10.1 and the lease agreement for the Penticton location is included in this document as Exhibit 10.2. The Company at present owns no equipment totaling in excess of $2000.00. Please see also ITEM 7.CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Prodigital has been working on securing the real estate purchase option for the 102 acre property that the principals have targeted as the production Sound Stage site. This property was rezoned previously by the principals making it the only large piece of property in the Okanagan Valley suitable to build the production Sound Stages.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The table below identifies any individuals (including any "group") who are known to the company to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities as of June 1, 2002:


Title of       Name and            Amount and      Percentage of
class          Address of          Nature of       Class
               Beneficial          Beneficial
               Owner               Ownership


Common         Darone Davis         1,500,000          30.55%
               749 Main Street
               Penticton, BC, Canada

Common         David Huck           1,750,000*          36.64%
               749 Main Street
               Penticton, BC, Canada

Common         Summer Holdings, LLC   820,000          16.70%
               6415 S. 3000 East
               Salt Lake City, UT 84121

Common         Spectrum Management    600,000          12.22%
               c/o 6415 S. 3000 East
               Salt Lake City, UT 84121

Common         Sigma Business
                Consulting, Ltd.      250,000           5.09%
               749 Main Street
               Penticton, BC, Canada

* This number is the sum of 1,500,000 and 250,000. David Huck owns 1,500,000 in his own name, and the 250,000 shares belong to Sigma Business Consulting, Ltd., a company that David Huck is President and owns the majority of shares in that company.

     The table below sets forth the ownership by all directors and nominees, and each of the named executive officers of the Company, and directors and executive officers of the registrant as a group as of June 1, 2002.

Title of       Name and            Amount and      Percentage of
class          Address of          Nature of       Class
               Beneficial          Beneficial
               Owner               Ownership


Common         Darone Davis         1,500,000          30.55%
               President and Director
               749 Main Street
               Penticton, BC, Canada

Common         David Huck           1,750,000          36.64%
               Secretary, Treasurer
               And Director
               749 Main Street
               Penticton, BC, Canada

Common         Christopher Dieterich        0           0.00%
               11300 W. Olympic Blvd.
               Suite 800
               Los Angeles, California

               Officers and Directors
               As a group           3,250,000          67.19%

There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Company.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

Darone Davis, 38, President and Director of Prodigital, is an entrepreneur with several years of experience in the Capital Markets industry and in asset management. He brings to Prodigital this experience and is a very active President working full time on this project. He has aggressive and dedicated skills in building investment oriented working companies.

     During the two years before creating Prodigital Film Labs Inc., Mr. Davis was instrumental in the initial strategies involved in creation and successful structuring of several US companies, believing strongly that there is no replacement for a public company to start with a good foundations, sound direction and talented management. He has served as different officers and director of many companies. After the creation of these companies, he was directly involved in raising start-up financing, including a $6 million private placement for a company developing an AIDS vaccine.

During the last 7 years, Mr. Davis has served as an Asset and Financial Manager, managing many different wealthy family and International Trusts, and provided other sound and creative
Estate Planning solutions.

David Huck, 56, is the Secretary, Treasurer and Director of Prodigital. He is an entrepreneur who has over twenty years of proactive successful business projects under his belt. He is a Financial Analyst and is also a Computer Systems Analyst. He has over 15 years of successful Management Consulting experience and brings with him International Business Marketing expertise.
David splits his time between conducting and teaching business classes for a university, finishing his masters degree and working on this project.

During the past five years, David has been active in the field of Business Consulting for many corporations completing contracts for Market Analysis, Feasibility Studies and other business management tasks including Business Planning. The Summerland Credit Union and the South Okanagan Regional Health Services have been David's clients.

     For over 10 years, in his capacity as an Instructor, David has delivered business courses under a private contract for a local University and for several government funded agencies. David is also qualified as a Trust Officer, and has acted as a trustee on several trusts carrying out fiduciary responsibilities where necessary.

Christopher H. Dieterich, 55, is a Director of Prodigital. Mr. Dieterich graduated from Virginia Polytechnic Institute in 1969 with a B.S. in Engineering. Subsequently, Mr. Dieterich attended the University of California at Berkeley where, in 1970, he received his Masters degree in Engineering. In 1979, Mr. Dieterich graduated from the University of California at Los Angeles with JD. Mr. Dieterich served in United States Air Force as an instructor pilot from 1971 to 1976, and maintains licenses as multi-engine, jet and piston, instrument instructor for FAA ratings. Christopher Dieterich has been an attorney licensed to practice in California for the past 24 years, and, during the last 5 years, has remained in private practice with between 2 and 3 associate lawyers, specializing in SEC filings and venture capital arrangements.

In the preceding five years, none of the officers or directors has been involved in a bankruptcy, criminal conviction, or subject to any order, judgment or decree, not subsequently reversed, suspended or vacated by any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or found to be guilty of any securities laws infractions.

(b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.

(c) Mr. David Huck is the only officer, director and major shareholder of Sigma Business Consulting, Ltd., a shareholder of ProDigital and owner/ vendor of the property which Prodigital has an Option to Purchase.

ITEM 6.   EXECUTIVE COMPENSATION.

      (Format change)
                      EXECUTIVE COMPENSATION AND OTHER
INFORMATION


Summary Compensation Table

     The following summarizes the aggregate compensation paid during those fiscal years to our Executive Officers:

                                          Annual                     Long Term
                                       Compensation                 Compensation
                      --------------------------------------------  ------------
                                                                     Securities
Name and                                              Other Annual   Underlying
Principal Position     Year    Salary     Bonus       Compensation   Options
------------------     ----    ------     -----       ------------   ----------

Darone Davis   2002      0         0         0                  0         0
               2001      0         0         0                  0         0
               2000      0         0         0                  0         0
               1999      0         0         0                  0         0

David Huck     2002      0         0         0                  0         0
               2001      0         0         0                  0         0
               2000      0         0         0                  0         0
               1999      0         0         0                  0         0
Chris
Dieterich      2002      0         0         0                  0         0
               2001      0         0         0                  0         0
               2002      0         0         0                  0         0
               1999      0         0         0                  0         0

The existing officers and directors of the Company currently serve on a non-compensated basis.


(format change)

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     As described in Exhibit 10.1, the subject real estate property includes a building and attached parking lot (2 separate city lots) that the Company has an Option to Purchase. The company paid a deposit of 250,000 shares to the owner of the property, Sigma Business Consulting, Ltd., in order to secure this option. Sigma's only officer and director is David R. Huck. Mr. Huck is Prodigital's current Secretary and Treasurer and is also one if the Company's three directors. Mr. Huck excused himself from any involvement in discussing the terms of ProDgiital's potential purchase of this property. All terms of the option agreement were settled by Darone Davis, President of the Company, after a lengthy due diligence process in which he consulted with several local, experienced commercial realtors, appraisers, property management firms and attorneys. Mr. Huck was not aware of any of the terms of the option agreement until the Option was presented to Sigma. The building and the attached lot are ideally situated for ProDigital's potential use as a Post-Production facility and Executive Office building. The building and lot are located on a busy corner lot, highly visible, and in a very commercially desirable area of the city of Penticton, BC. The purchase price is within local and current real estate values and the properties are zoned appropriately for future expansions should the company require development.

     Other than the above mentioned real estate purchase option included in this document as Exhibit 10.1, the Company has not acquired any assets other than in the ordinary course of business during the preceding 5 years, and no single asset has had a value in excess of $2,000.

As mentioned in Item 1. DESCRIPTION OF BUSINESS (b) Business of the Company, paragraph 6, an offer to purchase the 102 acre property expired and there exists only a verbal agreement with the vendor and Prodigital.

     Furthermore, there have been no transactions to which the Company was a party, in which any director or executive officer had a direct or indirect material interest.


ITEM 8.   DESCRIPTION OF SECURITIES.

     The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Articles of Incorporation and Bylaws, copies of which will be furnished to an investor upon written request therefore.

Common Shares

     The Company's authorized capital stock consists of 10,000,000 shares of Common Stock with a $.0001 par value. As of the date of this document, the Company has outstanding 4,910,000 shares of its Common Stock.

Outstanding Options to Purchase Common Stock

     There are no options held by any entity with respect to purchase of the Company's common stock.

Dividend Policy

     Holders of the Company's Common Stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available for distribution. Any such dividends may be paid in cash, property or shares of the Company common stock. The Company has not paid any dividends since its inception, and it is not likely that any dividends on its Common Stock will be declared at any time in the foreseeable future. Any dividends will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions. Therefore, there can be no assurance that any dividends on the Company's Common Stock will be paid in the future.

Shares Eligible for Future Sale

     800,000 shares of the Company's common stock are unrestricted, having been purchased by investors in a registered Rule 504 offering conducted under Nevada Revised Statute section
90.460 in 2001. Of the 4,910,000 shares of common stock currently outstanding, 4,110,000 are "restricted securities" as that term is defined in the Securities Act of 1933, as amended. Although such restricted and affiliated securities are not presently tradeable, these securities may in the future be publicly sold into the market, in accordance with the provisions of Rule 144. In general, under Rule 144 as currently in effect, a person (or group of persons whose shares are aggregated), including affiliates of the Company, can sell within any three-month period, a number of shares of restricted securities that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or (if the Company's stock becomes quoted on NASDAQ or a stock exchange), the reported average weekly trading volume during the four calendar weeks preceding the sale, provided that at least one year has elapsed since the restricted securities being sold were acquired from the Company or any affiliate of the Company, and provided further that certain other conditions are also satisfied. If at least two years have elapsed since the restricted securities were acquired from the Company or an affiliate of the Company, a person who has not been an affiliate of the Company for at least three months is entitled to sell such restricted shares under Rule 144K without regard to any limitations on the amount.
Future sales by current shareholders, especially of substantial amounts, could depress the market prices of the Common Stock in any market that may develop.


PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company is currently listed on and trading its shares in the "pink sheets" marketplace. At the date of this filing, the Company has 41 shareholders who acquired 800,000 shares in the Rule 504 offering, an unknown number of shareholders who bought their shares in the market, and 4 shareholders who have held their shares at least one year, and in most cases, for more than two years since the date of issuance. All of the shareholders holding restricted shares would be eligible for transactions under Rule 144, governed, however, by the volume limitations of 144(e) with respect to any existing or former shareholders that are officers, directors or affiliates (or were at the time of the issuance of the shares). No dividends have been earned or declared since the inception of the Company.

     Holders of the Company's Common Stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available for distribution. Any such dividends may be paid in cash, property or shares of the Company common stock. The Company has not paid any dividends since its inception, and it is not likely that any dividends on its Common Stock will be declared at any time in the foreseeable future. Any dividends will be subject to the discretion of the Company's Board of Directors, and will depend upon, among other things, the operating and financial condition of the Company, its capital requirements and general business conditions. Therefore, there can be no assurance that any dividends on the Company's Common Stock will be paid in the future.





                       STOCK TRADING ACTIVITY

Quarter Ended                  High            Low
-------------                --------        -------
6-30-03                        0.51            0.10

3-31-03                        0.25            0.10

12-30-02                       0.55            0.12

9-30-02                        0.51            0.10

6-30-02                        0.95            0.01

3-31-02                     No Trading       No Trading

12-31-01                    No Trading       No Trading

9-30-01                     No Trading       No Trading

6-30-01                     No Trading       No Trading

3-31-01                     No Trading       No Trading


ITEM 2.   LEGAL PROCEEDINGS.

     To the knowledge of the officers and directors of Prodigital, neither Prodigital nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no material legal proceeding or litigation contemplated or threatened. There are no judgments against Prodigital or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On May 5, 2000, 3,820,000 shares were issued pursuant to
Section 4(2) of the Securities Act of 1933 for the formation of the Company.

     On May 8, 2001, 820,000 of the shares initially issued to Tranquility Holding Trust and Windjammer Pass Trust were transferred to Summer Holding Trust.

     Sigma Business Consulting Ltd was issued 250,000 shares of the Company's common stock as a deposit for the Option to Purchase Agreement (Exhibit 10.1) as discussed above.

     In October 2000, our Board of Directors passed a resolution authorizing a private placement of our securities in order to raise capital. Management was granted authority to prepare a Private Placement Memorandum pursuant to Rule 504 of Regulation D, governing the Limited Offer and Sale of Securities Without Registration Under the Securities Act of 1933 (as amended) and to register the securities in any state or jurisdiction that management felt was required and appropriate. The Offering called for the Company to offer for sale up to 800,000 shares of the Company's common stock at $0.05 per share. The Offering was registered in Nevada under NRS 90.460 and closed on July 25th, 2001, resulting in 800,000 shares of the Company's $0.0001 par value common stock being issued to 41 separate investors at the Offering price of $0.05 per share. As a result of the Offering, we raised an aggregate of $40,000, netting, after commission, accounting and legal expenses, a total of $38,000. These funds were used for the basic operation of Prodigital. No part of the money raised went to any of the directors or officers of Prodigital.

     These shares were offered through a registered broker-dealer, West America Securities Corp. West America received a commission of 5% in cash ($2,000) and 5% in restricted common stock of Prodigital, equaling 40,000.

     On April 1, 2002, 18,400 shares were issued to a third party as payment on a convertible note.

     All of the above issued shares are restricted against resale for a period of one year.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VII of the Bylaws of Prodigital provides that no director of the Company shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided, however, that the provisions shall not eliminate or limit:

     (a) the liability of any director of the corporation if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or, with respect to any director of the corporation, that his acts violated Section 91.230 of the Nevada Revised Statutes or

     (b) the liability of a director for any act or omission prior to the final adoption of this article.

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role.
Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

     Section 78.751(4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either
(1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.


PART F/S  FINANCIAL.


                    PRODIGITAL FILM LABS, INC.
                  (A Development Stage Company)
                      Financial Statements
                          U.S. Dollar

                         June 30, 2002

     Contents                                          Page
     Auditor's Report                                    1
     Balance Sheet                                       2
     Statement of Loss and Deficit                       3
     Statements of Shareholders' Equity                  4
     Statement of Cash Flows                             5
     Notes to Financial Statements                       6 - 9



                        AUDITOR'S REPORT


To the Shareholders of
ProDigital Film Labs, Inc.


We have audited the balance sheet of ProDigital Film Labs, Inc. (A Development Stage Company)as at June 30, 2002, 2001 and 2000 and the statements of loss and deficit, shareholders' equity and cash flows for each of the three years in the three year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2002 in accordance with Canadian and U.S. generally accepted accounting principles on a basis consistent with that of the preceding year.

The Company has incurred operating losses for the past few years and has a working capital deficiency as at June 30, 2002. The Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not readily predictable whether financing efforts will be successful or whether the Company will attain profitable levels of operations. These financial statements have been prepared assuming the Company will continue as a going concern. Adjustments to the assets and liabilities that may have to be made if this assumption is not valid are not reflected in these financial statements.


/s/ White Kennedy
CHARTERED ACCOUNTANTS

Penticton, British Columbia, Canada
October 5, 2002

                    PRODIGITAL FILM LABS, INC.
                  (A Development Stage Company)
                         BALANCE SHEET
     As at June 30, 2002, With Comparative Figures for 2001



     ASSETS

                                           2002         2001
                                           $U.S.        $U.S.
                                          --------    --------
     CURRENT
     Cash                                     113      12,057
     Amounts receivable                     1,771           -
     Prepaid expenses                       6,675      10,392
                                          --------    --------
                                            8,559      22,449


     CAPITAL (Note 2)                         219         275
                                          --------    --------
                                            8,778      22,724
                                          ========    ========


     LIABILITIES AND SHAREHOLDERS' DEFICIENCY

     CURRENT
     Accounts payable and
       accrued liabilities                 22,495       6,641
     Convertible Notes (note 3)             7,001           -
     Share subscriptions payable                -      32,500
                                          --------    --------
                                           29,496      39,141

     DUE TO RELATED PARTY (Note 4)          7,744       1,731
                                          --------    --------
                                           37,240      40,872
                                          --------    --------
     SHAREHOLDERS' DEFICIENCY
     Share capital (Note 5)               109,700      49,300
     Deficit                             (138,162)    (67,448)
                                          --------    --------
                                          (28,462)    (18,148)
                                          --------    --------
                                            8,778      22,724
                                          ========    ========
     COMMITMENTS (Note 6)

      (format change)

                                PRODIGITAL FILM LABS, INC.
                              (A Development Stage Company)
                              STATEMENT OF LOSS AND DEFICIT
                             For the Year Ended June 30, 2002,
                  With Comparative Figures for the Year Ended June 30, 2001,
                           And the Two Months ended June 30, 2000

                                           2002          2001       2000
                                           $U.S.         $U.S.      $U.S.
                                          --------     --------   --------
     REVENUE                                    -            -          -
                                          --------     --------   --------
     EXPENSES
     Rent                                  21,026       22,823      3,881
     Professional fees                     11,299        1,708          -
     Telephone                              6,031        4,288        222
     Property Taxes                         5,529        4,818          -
     Travel                                 5,479        7,736      2,813
     Contract fees                          5,303        1,053      4,030
     Brokerage fees                         5,085            -          -
     Automotive                             4,256        5,970        997
     Utilities                              1,415        1,570        259
     Office and sundry                      1,311          835        145
     Bank charges and interest              1,127          749         99
     Insurance                                577          127          -
     Repairs and Maintenance                  577        1,134          4
     Licenses, dues and fees                  472            -        140
     Advertising and promotion                191          462        359
     Amortization                              55           59          5
                                          --------     --------   --------
                                           69,733       53,332     12,954
                                          --------     --------   --------
     LOSS FROM OPERATIONS                 (69,733)     (53,332)   (12,954)

     OTHER INCOME
     Investment and sundry                     26          28          6
     Loss on foreign exchange              (1,007)     (1,123)       (73)
                                          --------     --------   --------
                                             (981)     (1,095)       (67)
                                          --------     --------   --------
     NET LOSS                             (70,714)    (54,427)   (13,021)

     DEFICIT, beginning of year           (67,448)    (13,021)         -
                                          --------    --------   --------
     DEFICIT, end of year                (138,162)    (67,448)   (13,021)
                                          ========    ========   ========
     Basic loss per share                  (0.016)     (0.017)    (O.004)
                                          ========    ========   ========
     Weighted average number of
       Shares outstanding               4,660,555    3,119,068  3,000,000
                                        ==========  ========== ==========

                               PRODIGITAL FILM LABS, INC.
                             (A Development Stage Company)
                            STATEMENT OF SHAREHOLDERS' EQUITY
                                 As at June 30, 2002



                                                                            Total
                                      Common        Stock                Shareholders'
                                      Issued        Amount   Deficit        Equity
                                                     $U.S.    $U.S.          $U.S.
                                     --------      --------  --------   ------------

Cumulative totals to May 1, 2000            -             -          -             -

Issuance of common shares for cash
  - restricted                      3,000,000           300          -           300

Net loss for the two months ended
  June 30, 2000                             -             -    (13,021)      (13,021)
                                     ---------       -------   --------   -----------
Balance, June 30, 2000              3,000,000           300    (13,021)      (12,721)

Issuance of common shares for cash
  - restricted                        820,000        49,000          -        49,000

Net loss for the year ended
  June 30, 2001                             -             -    (54,427)      (54,427)
                                     ---------       -------   --------    ----------
Balance, June 30, 2001              3,820,000        49,300    (67,448)      (18,148)
                                     =========       =======   ========    ==========

Balance, June 30, 2001             3,820,000         49,300    (67,448)      (18,148)

Issuance of common shares for cash
  - restricted                        40,000          2,000          -         2,000

Issuance of common shares for cash   600,000         30,000          -        30,000

Issuance of common shares for cash   200,000         10,000          -        10,000

Issuance of common shares for cash
  - restricted                        18,400         18,400          -        18,400

Net loss for the year ended
  June 30, 2002                            -              -    (70,714)      (70,714)
                                    --------        -------    --------      --------
                                   4,678,400        109,700   (138,162)      (28,462)



                             PRODIGITAL FILM LABS, INC.
                           (A Development Stage Company)
                              STATEMENT OF CASH FLOWS
                          For the Year Ended June 30, 2002,
           With Comparative Figures for the Year Ended June 30,2001,
                      and the Two Months ended June 30, 2000

                                              2002         2001       2000
                                              $U.S.        $U.S.      $U.S.
                                            --------      -------   --------

     CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                (70,714)    (54,427)    (13,021)
     Adjustments for:
        Amortization                              55           59          5
                                            --------     --------    --------
                                             (70,659)    (54,368)    (13,016)
     Net change in non-cash working
       capital items (Note 7)                 17,801      (3,259)       (493)
                                            --------     --------    --------
                                             (52,858)    (57,627)    (13,509)
                                            --------     --------    --------

     CASH FLOWS FROM FINANCING ACTIVITIES
     Increase in advances to related party         -            -     (8,409)
     Received from related party               6,013       10,140          -
     Proceeds from share subscriptions       (32,500)       3,500     29,000
     Proceeds from issuance
       of share capital                       60,400       49,000        300
     Proceeds from convertible notes
                                            --------     --------   --------
                                             40,914        62,640     20,891
                                            --------     --------   --------

     CASH FLOWS FROM INVESTING ACTIVITIES
     Capital property acquired                    -          (68)       (270)
                                            --------     --------   --------

     NET INCREASE IN CASH
        AND CASH EQUIVALENTS                (11,944)        4,945      7,112

     CASH AND CASH EQUIVALENTS,
        beginning of year                    12,057         7,112          -
                                            --------     --------   --------
     CASH AND CASH EQUIVALENTS,
        end of year                             113        12,057      7,112
                                            ========     ========   ========

                PRODIGITAL FILM LABS, INC.
               (A Development Stage Company)
               NOTES TO FINANCIAL STATEMENTS
              For the Year Ended June 30, 2002


Nature and Continuance of Operations

The Company was incorporated on May 2, 2000 under the Company Act of the State of Nevada, and substantially all operations are located in Canada. Its principal business activity consists of developing a post-production digital film studio and a digital film studio facility.

1.   Summary of Significant Accounting Policies


CAPITAL

Capital properties are recorded at cost. Amortization is provided over the estimated useful life of the capital property using the declining balance method at the following annual rate:

     Furniture and equipment             20%


FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash, accounts payable, share subscriptions payable and amounts due to a related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.


FOREIGN CURRENCY TRANSLATION

The company translates monetary assets and liabilities denominated in a foreign currency at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the year. Translation gains and losses are included in earnings.

LOSS PER SHARE

Basic loss per share computations are based on the weighted average number of shares outstanding during the year. Fully diluted earnings per share reflect the maximum dilution of current earnings which potential conversions, exercises and contingent issuances would have caused had they occurred at the beginning of the year.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and revenues and expenditures during the reported periods. Actual results could differ from those estimates.

INCOME TAXES

The company follows the asset and liability method of accounting for income taxes, whereby future tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2.   Capital
                                Accumulated      Net Book Value
                       Cost     Amortization     2002     2001
                      ------   --------------   ------   ------
                       $U.S.       $U.S.        $U.S.     $U.S.

Furniture and equipment 338         119          219       275
                      ------   --------------   ------   ------

3.   Convertible Note

                                     2002            2001
                                  ----------     ----------
                                     $U.S.          $U.S.

Note, payable in U.S. dollars,
  bearing interest at 6%, due
  March 15, 2003. Convertible
  to 1 common share for each $1
  of principal or interest.          5,000              -

Note, payable in U.S. dollars,
  bearing interest at 6%, due
  April 15, 2003. Convertible
  to 1 common share for each $1
  of principal or interest.          2,000              -
                                   --------        --------
                                     7,000              -


4.   Related Party Transactions

                              Relationship        2002     2001
                             --------------       $U.S.    $U.S.
                                                 ------   ------
Receivable from:
  Sigma Consulting Ltd.      Common shareholder   7,744    1,731
                                                 ------   ------


The related party amounts are non-interest bearing and have no specific terms of repayment.

                                    Type of       Received(Paid)
Related Party      Relationship     Transaction   2002     2001
--------------    --------------   -------------  $U.S.    $U.S.
                                                 ------   ------

Sigma Consulting   Shareholder     Rent          (21,026)(22,823)
Sigma Consulting   Shareholder     Vehicle lease  (2,596) (3,347)
Sigma Consulting   Shareholder     Contract fees       -  (1,000)


The shareholder of Sigma Consulting Ltd. is a significant shareholder and one of the directors of the company.



                    PRODIGITAL FILM LABS, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                 For the Year Ended June 30, 2002


5.   Share Capital

Authorized:
10,000,000 Common shares with par value of $0.0001

                          Start of                       End of
                             Year      Issued   Redeemed   Year
                             $U.S.      $U.S.     $U.S.    $U.S.
                          ----------  --------  --------  -------
Issued:
3,878,400 Common shares
   Restricted              49,300      20,400             69,700
800,000 Common shares
   Unrestricted                 -      40,000             40,000
                           -------    --------           --------
                           49,300      60,400            109,700
                           =======    ========           ========

The company had 3,820,000 restricted shares issued as at June 30, 2001 and 3,000,000 restricted shares with a value of $300 as at June 30, 2000.

6.   Commitments

The company has entered into an operating lease for its premises which expires on May 31, 2002. The lease may be renewed at the option of the company for a period of one year. Future minimum payments under the premises lease are approximately U.S. $17,795.


7.   Net Change In Non-cash Working Capital Items

                                    2002       2001       2000
                                    $U.S.     $U.S.      $U.S.
                                   ------     ------     ------
     Decrease (increase) in:
     Amounts receivable            (1,771)         -          -
     Prepaid expenses               3,717     (9,096)    (1,296)
     Increase (decrease) in:       ------     -------    ------
     Accounts payable and
       accrued liabilities         15,855      5,837        803
                                   ------     -------    -------
                                   17,801     (3,259)      (493)


                     PRODIGITAL FILM LABS, INC.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                  For the Year Ended June 30, 2001

8.   Income Tax Loss Carry Forwards

The company has non-capital losses available to carry forward in the amount of $138,247. These losses can be used to reduce future years' taxable income and will expire as follows:
                                                    $U.S.
                                                   -------
                                 2007               12,633
                                 2008               63,390
                                 2009               62,224
                                                   --------
                                                   138,247
                                                   --------
The potential future tax benefits of these income tax losses have not been recognized in the accounts of the company.

9.   Subsequent Events

Subsequent to the year end, the company issued 250,000 restricted shares, with a value of U.S. $12,500, to a related party in exchange for a non-refundable deposit for the purchase of a building.

PART III  EXHIBITS

     3.1   Articles of Incorporation, dated May 2, 2000
     3.2   ByLaws, adopted on May 15, 2000
     10.1 Option to Purchase Contract entered into between Sigma Business Consulting, Ltd. and Prodigital on
           February 26, 2002
     10.2 Commercial Property Lease entered into between Sigma Business Consulting, Ltd. and Prodigital on
           June 1, 2000
     10.3 Commercial Auto Sublease entered into between Sigma Business Consulting, Ltd. and Prodigital on
           June 13, 2000
     10.4 Enabaca Capital Investment proposal for $30 million financing arrangement, dated June 4, 2002
     10.5 Letters of Intent from GEOTHEATRE Productions Inc. utilize Prodigital's future production facilities, dated January 8, 2002 and February 1, 2002



                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                   PRODIGITAL FILM LABS, INC.


Date: July 7, 2003


By: /s/ Darone Davis
Darone Davis
Darone Davis,
President & Director


By:/s/ David Huck
David Huck,
Secretary, Treasurer & Director

EXHIBIT 3.1
                   ARTICLES OF INCORPORATION
                               OF
                   PRODIGITAL FILM LABS, INC.


KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a corporation under and pursuant to the laws of the State of Nevada, and we do hereby certify:

                               I

The name of the Corporation shall be:

     PRODIGITAL FILM LABS, INC.


                               II

The principal office and place of business of the corporation in Nevada shall be:

     1408 Pawnee Drive
     Las Vegas, Nevada 89109

in the County of Clark. Robert M. Terry, at this address, shall be the resident agent. Offices for the transaction of any business of the corporation and where meetings of the Board of Directors and of the stockholders may be held, may be established and maintained in any other part of the State of Nevada, or in any other State, Territory or Possession of the United States or in any foreign country.


                              III

The nature of the business and the object and purposes to be transacted, promoted and carried on by the corporation are and shall continue to be:

     To engage in any lawful business authorized and permitted by the laws of the State of Nevada, United States, and any and all counties, states or cities wherein this said corporation may undertake to engage in business.

                               IV

The total authorized shares of capital stock of the corporation shall be 10,000,000 shares of common stock at $0.0001 par value per share. The capital stock, after the amount of the subscription price is paid in, shall be and remain non-assessable. The private property of the stockholders shall not be liable for the debts or liabilities of the corporation.

                               V

The members of the governing board shall be styled directors.
The first Board of Directors shall consist of three (3) members whose names and addresses are as follows:

          NAME                     ADDRESS

     Darone Davis        749 Main Street
                         Penticton, British Columbia V2A 5E1

     David R. Huck       11300 W. Olympic Blvd., Suite 800
                         Los Angeles, California 90064

     Henry Korn          11300 W. Olympic Blvd., Suite 800
                         Los Angeles, California 90064


The number of directors of this corporation may, from time to time, be increased or decreased by an amendment of the By-Laws in that regard, without the necessity of amending these Articles of Incorporation, provided the number shall not be reduced to less than three, unless there may be fewer than three stockholders in said corporation, in which case the number of directors may be as few as the number of stockholders.


                               VI

No stockholder of the corporation shall, by reason of his holding shares of any class of stock of the corporation, have any preemptive or preferential right to purchase or subscribe to any shares of any class of stock of the corporation now or hereafter to be authorized or any notes, debentures, bonds, or other securities convertible into or carrying options or warrants to purchase shares of any class of stock, now or hereafter to be authorized, whether or note the issuance of any such shares, or such notes, debentures, bonds or other securities would adversely affect the dividend or voting rights of such shareholder, other than such rights, if any, as the Board of Directors in its discretion from time to time may grant, and at such price as the Board of Directors, in its discretion, may fix; and the Board of Directors may issue shares of any class of stock of the corporation, or any notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase shares of any class of stock, either in whole or in part, to the existing stockholders of any class of stock.


                              VII

This corporation is to have perpetual existence.


                              VIII

The name and post office address of each of the incorporators signing these Articles of Incorporation is as follows:

          NAME                ADDRESS

Christopher H. Dieterich      11300 W. Olympic, Suite 800
                              Los Angeles, California 90064


                               IX

To the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes, as the same exists or may hereafter be amended, an officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the corporation against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

IN WITNESS WHEREOF, the incorporator has hereunto subscribed his this 2nd day of May 2000.

                                   _________________________
                                   /S/ Christopher Dieterich
                                   Christopher H. Dieterich

STATE OF CALIFORNIA )
                    )
County of Los Angeles)

On this 2nd day of May, 2000, personally appeared before me, the undersigned, a Notary Public, Christopher H. Dieterich, KNOWN TO
ME TO BE the person who acknowledges that he executed the foregoing instrument.

______________________________
    /S/ Toni Gales
    Notary Public

My Commission expires:___________________

     CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT


          I, Robert M. Terry, hereby accept appointment as resident agent for PRODIGITAL FILM LABS, INC.


Dated: May 2, 2000                 ______________________________
                                        /S/ Robert M. Terry
                                        Robert M. Terry
                                        1408 Pawnee Drive
                                        Las Vegas, Nevada 89109

EXHIBIT 3.2
                       COMPANY BYLAWS OF
                   PRODIGITAL FILM LABS, INC.

     ARTICLE I

     Stockholders

Section 1. Annual Meeting. Annual meetings of the stockholders, commencing with the year 2001, shall be held on the 31st day of July each year if not a legal holiday and, if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 3. Place of Meetings. All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 4. Quorum; Adjourned Meetings. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present 'in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 5. Voting. Each stockholder of record of the corporation holding stock which is entitled to vote at this meeting shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 6. Proxies. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

Section 7. Action Without Meeting. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.



     ARTICLE 11

     Directors

Section 1. Management of Corporation. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 2. Number, Tenure, and Qualifications. The number of directors which shall constitute the whole board shall be at least one. The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen. The directors shall be elected at the annual meeting of the stockholders and except as provided in Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3. Vacancies. Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the renaming directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fall at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

Section 4. Annual and Regular Meetings. Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 5. First Meeting. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 6. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman or the President or by any Vice-President or by any two directors. Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or if such address is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at least three (3) days prior to the time of the holding of the meeting. In case such notice is hand delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 7. Business of Meetings. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.
Section 8. Quorum, Adjourned Meetings. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

Section 9. Committees. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of at least one or more of the directors of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 10. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 11. Special Compensation. The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

     ARTICLE III

     Notices

Section 1. Notice of Meetings. Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 2. Effect of Irregularly Called Meetings. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part 'in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3. Waiver of Notice. Whenever any notice whatever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.


     ARTICLE IV

     Officers

Section 1. Section. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer, none of whom need be directors. Any person may hold two or more offices. The Board of Directors may appoint a Chairman of the Board, Vice-Chairman of the Board, one or more vice presidents, assistant treasurers and assistant secretaries.

Section 2. Chairman of the Board. The Chairman of the Board shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 3. Vice-Chairman of the Board. The Vice-Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 4. President. The President shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all Instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation. In the absence of the President the Vice President will assume all of the President's responsibilities.

Section 5. Vice-President. The Vice-President shall act under the direction of the' President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Section 6. Secretary. The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors. In the absence of the Secretary the Vice President will assume all of the Secretary's responsibilities

Section 7. Assistant Secretaries. The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 8. Treasurer. The Treasurer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation. In the absence of the Treasurer the Vice President will assume all of the Treasurer's responsibilities.

If required by the Board of Directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 9. Assistant Treasurers. The Assistant Treasurers in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 10. Compensation. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 11. Removal, Resignation . The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

     ARTICLE V

     Capital Stock
Section 1. Certificates. Every stockholder shall be entitled to have a certificate signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate, which the corporation shall issue to represent such stock.

If a certificate is signed (1) by a transfer agent other than the corporation or its employees or (2) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 2. Surrendered; Lost or Destroyed Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 3. Replacement Certificates. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. Record Date. The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten
(10) days preceding the date of any meeting of stockholders, or the date for the payment of any distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the determination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such distribution, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such distribution, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

Section 5. Registered Owner. The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and distribution, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.


     ARTICLE VI

     General Provisions

Section 1. Registered Office. The registered office of this corporation shall be in the State of Nevada.

The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

Section 2. Distributions. Distributions upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Distributions may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 3. Reserves. Before payment of any distribution, there may be set aside out of any funds of the corporation available for distributions such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing distributions or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 4. Checks; Notes. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 5. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 6. Corporate Seal. The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.


     ARTICLE VII

     Indemnification

Section 1. Indemnification of Officers and Directors, Employees and Other Persons. Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, Joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid "in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such night of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

Section 2. Insurance. The Board of Directors may cause the corporation to purchase and maintain' 'insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

Section 3. Further Bylaws. The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.


     ARTICLE VIII

     Amendments

Section 1. Amendments by Stockholders. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote for the election of directors of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 2. Amendments by Board of Directors. The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.


APPROVED AND ADOPTED July 31st, 2000

________________________
/S/ David R. Huck
David R. Huck, Secretary


CERTIFICATE OF SECRETARY

I hereby certify that I am the Secretary of PRODIGITAL FILM LABS, INC. and that the foregoing Bylaws, consisting of 10 pages, constitute the code of Bylaws of PRODIGITAL FILM LABS, INC. as duly adopted at a regular meeting of the Board of Directors of the corporation held July 31st, 2000

In witness whereof, I have hereunto subscribed my name July 31st, 2000.


______________________
/S/ David R. Huck
David R. Huck, Secretary



July 31st, 2000
PRODIGITAL FILM LABS, INC.
2000

Exhibit 10.1

Land Title Act
Form C
(Section 219.81)
Province of
British Columbia

GENERAL INSTRUMENT - PART 1
     Page 1 of 19 pages

1. Application: (Name, address, phone number and signature of applicant, applicant's solicitor or agent)

Laura Solvason, Johnston, Johnson & Company
Barristers & Solicitors
PO Box 1530, 9921 Main Street
Summerland, BC VOH IZO
(250) 494-0442 (File. 42458 WGJ/1s)

2(a)  Parcel Identifier and Legal Description of Land:

001-967-231 Lot 5, District Lot 202, Similkameen Division Yale
Plan 904
001-967-240 Lot 6, District Lot 202, Similkameen Division Yale
Plan 904 Except Plan H17173

3.  Nature of Interest;

                *Document Reference   Person Entitled to Interest
               (Page and paragraph)
Description

Option to Purchase      Pages 3 to 19             Optionee


4.  Terms:

(a) Filed Standard Charge Terms      [ ]   D.F. No:MT
(b) Express Charge Terms             [X]  Annexed as Part 2
(c )Release                          [ ]  There is not Part 2 of
                                          this instrument

A selection of (a) or (b) includes any additional or modified terms referred to in item 7 or in a schedule annexed to this instrurment. If (c ) is selected, the charge described in item 3 is released or discharged as a charge to the land described in item 2.
5.  Transferor(s):

   SIGMA BUSINESS CONSULTING LTD. (INC. NO. 0457663)

6. Transferee(s): (including occupations(s), postal adress(es) and postal codes(s)).

      PRODIGITAL FILM LABS INC. of 1621 S. Latawah Street,
Spokane WA 99203 (Inc.  No. A56951)

7.  Additional or Modifled Terms.*          See Attached

8. Execution(s):** This instrument creates, assigns, modifies, enlarges, discharges or governs the priority of the interest(s) described in Item 3 and the Transferor(s) and every other signatory agree to be bound by this instrument and acknowledges(s) receipt of a true copy of the filed standard charge terms, if any.

                               EXECUTION DATE
Officer Signature(s)           Y     M      D
Party(ies) Signatures          02   03     14

SIGMA BUSINESS CONSULTING LTD
by its authorized signatories:

OFFICER CERTIFICATION: Yours signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act, RSBC 1996, c.124 to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the Land Title Act as they pertain to the execution of this instrument


Land Title Act
Form D

EXECUTIONS CONTINUED                   Page 2 of 19 pages

8. Execution(s):**The transferor(s) accept(s) the above consideration and understand(s)that this instrument operates to transfer the freehold estate in the land described above to the transferee(s).

OFFICER CERTIFICATION:
EXECUTION DATE
Officer Signature(s)          Y        M        D
Party(ies) Signature(s)

W.G. (GIL) JOHNSON
BARRISTER AND SOLICITOR
JOHNSTON, JOHNSON & CO
P.O. BOX 1530 PHONE 494-0442
SUMMERLAND, B.C. V0H 1Z0

PRODIGITAL FILM LABS INC.
By its authorized signatory(ies)


OFFICER CERTIFICATION:
Your signature constitutes a representation that you are a solicitor, notary public or other person authorized by the Evidence Act R.S.B.C. 1979, c. 116, to take affidavits for use in British Columbia and certifies the matters set out in Part 5 of the Land Title Act as they pertain to the execution of this instrument.

If space insufficient, enter "SEE SCHEDULE" apd attach schedule in Form E.

If space insufficient, continue executions on additional page(s) in Form D.

TERMS OF INSTRUMENT - PART 2

OPTION TO PURCHASE
THIS OPTION AGREEMENT made as of February 26, 2002
BETWEEN:
SIGMA BUSI NESS CONSULTING LTD.
749 Main Street
Penticton BC
(The "Owner")
AND:
PRODIGITAL FILM LABS INC.
1621 S. Latawah Street
Spokane WA 99203

(The "Optionee")
WHEREAS:
A. The Owner is the registered and beneficial owner of the Lands (as described in this Agreement); and

B. The Owner has agreed to grant to the Optionee an option to purchase the Lands on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of $ 10.00 now paid by the Optionee to the Owner and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, the Owner and the Optionee covenant, agree, warrant and represent as follows:

1.  Interpretation

1.1  Definitions.  In this Agreement:

"Bank" means the Summerland & District Credit Union;

"Bank Discharges" means the register able discharge of the Bank
Security referred to in sections 9.1, 10.2 and 10.3;

"Business Day" means any day that is not a Saturday, Sunday or statutory holiday in British Columbia

"Closing Day" means the first Business Day which is 30 days after the Exercise Date on which the land title office in which title to the Land is registered is open for business;

"Contaminants" means those substances, pollutants, wastes and special wastes which presently are defined as hazardous, toxic, or a threat to public health or to the Environment under any applicable Environmental Laws, including, without limitation, any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCBs);

"Deposit" means the deposit referred to in section 2.3(b);

"Environment" means all components of the earth including, without limitation, all layers of the atmosphere, air, land (Including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition;

"Environmental Laws" means any Laws relating, in whole or in part, to the protection and enhancement of the Environment, occupational safety, product liability, public health, public safety and transportation of dangerous goods, including the Environment and Land Use Act (British Columbia, the Environment Assessment Act (British Columbia), the Environment Management Act (British Columbia), the Health Act (British Columbia), the Transport of Dangerous Goods Act (British Columbia), the Waste Management Act (British Columbia), the Water Act (British Columbia), the Canadian Environmental Protection Act (Canada), the Fisheries Act (Canada) and the Transportation of Dangerous Goods Act (Canada);

"Exercise Date" means the date on which notice of the exercise of the Option is delivered by the Optionee to the Owner under section 2.3;

"Governmental Body" means any domestic or foreign, national, federal, provincial, state, municipal or other local government or body and any division, agent, commission, board, or authority of any quasi-governmental or private body exercising, any statutory, regulatory, expropriation or taxing, authority under the authority of any of the foregoing, and any domestic, foreign, international, judicial, quasi-judicial, arbitration or administrative court, tribunal, commission, board or panel acting under the authority of any of the foregoing; 'burial, commission, board or panel acting, under the authority of

"Lands" means the real property described in Schedule A, together with all improvements on the Lands and all rights and benefits appurtenant to the Lands;

"Lands Transfer" means the Freehold Transfer delivered to the Optionee's Solicitors under section 9. 1 (a);

"Laws" means all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal bylaws, whether domestic, foreign or international, any judgements, orders, writs, injunctions, decisions, rulings, decrees, and awards of any Governmental Body, and any published policies or guidelines of any Governmental Body and including, without limitation, any principles of common law and equity;

"Municipality" means Penticton, British Columbia in which the Lands are located;

"Option" means the option granted by the Owner in favour of the Optionee under section 2. 1;

"Option Expiry Date" means 12:00 midnight on December 1, 2007;

"Option Fee" means $12,500 in United States currency paid by the Optionee to the Owner by the transfer of 250,000 restricted shares of the Optionee (presently trading at .05 United States currency) to the Owner; "Optionee's Solicitors" means Johnston Johnson & Company "Owner's Solicitors" means N/A
"Permitted Encumbrances" means, collectively, the legal notations set out in Schedule B and the permitted encumbrances described in Schedule B;

"Person" includes an individual, partnership, corporation, trust, unincorporated association, pension plan, joint venture or other entity;

"Purchase Price" means the amount set out in section 2.2 in lawful United States currency;

"Release" includes releasing, spilling., leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

1.2 Currency. All dollar amounts referred to in this Agreement are United States dollars.

1.3 Optionee. In respect of the transactions contemplated by this Agreement, the Optionee is acting as principal and not as agent or trustee.

1.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British
Columbia and of Canada applicable in the Province of British
Columbia.

1.5  Schedules.  The following are Schedules to this Agreement:
     Schedule A - Lands
     Schedule B - Permitted Encumbrances

2.   Grant and Exercise of Option

2.1 Option. In consideration of the payment of the Option Fee, the receipt of which is acknowledged by the Owner, the Owner grants to the Optionee the sole and exclusive option, irrevocable within the time herein limited, for exercise by the Optionee or nominee to purchase the Lands.

2.2  Purchase Price.  The Purchase Price for the Lands shall be
$425,000.00 - $12,500.00= $412,500.00 U.S.

2.3 Exercise of Option. The Optionee may exercise the Option at any time until 5:00 p.m. on the Option Expiry Date by delivering to the Owner the following:

(a)  written notice of the exercise of the Option; and
(b) written confirmation to the Optionee's Solicitors confirming that $12,500.00 U.S. by way of 250,000 shares of Prodigital Film
Labs Inc. company shares have been transferred to Sigma Business
Consulting Ltd. as a non-refundable deposit.

If the Option is exercised as set forth in this section 2.3, this Agreement shall become a binding agreement for the purchase and sale of the Lands which shall be completed upon the terms and conditions contained in this Agreement on the Closing Date.

2.4 Non-Exercise of Option. If the Option is not exercised within the time and in the manner set forth in section 2.3, the Option and this Agreement shall be null and void and no longer binding upon the parties and the Option Fee shall be paid to the Owner.

2.5 Application of Option Fee. If the Option is exercised within the time and in the manner set forth in section 2.3, the Option Fee shall be applied to the Purchase Price on the Closing Date. If the Option is not exercised then the deposit in section 2.3(b) is forfeited.

3.   Inspection

3.1 Inspection. The Optionee and its advisers shall be entitled upon reasonable notice to the Owner and in accordance with the Owner's reasonable requirements as to security to enter the Lands and carry out investigations, test, and studies of the Lands. If such action on the part of the Optionee or its advisers results in any damage of a material nature to the Lands, then the Optionee shall at its own expense cause such repairs to be done as are necessary for purposes of returning the Lands to the state in which they were before the commencement of such action. In addition, the Optionee shall identify and save the Owner harmless from and against all losses, damages, expenses, claims, and liabilities suffered or incurred by the Owner by reason of any negligence on the part of the Optionee or its advisers in carrying out the investigations, test and studies contemplated in this section 3.1.

3.2 Authorization. The Owner expressly authorizes the Optionee and its advisers to meet with or correspond with the appropriate Governmental Bodies for the purpose of verifying the accuracy of the warranties and representations of the Owner contained in this Agreement, including but not limited to compliance with laws, bylaws, regulation, and assessments, provided, however, that the Optionee shall advise the Owner for any meeting, with a Governmental Body and the Owner shall be afforded the opportunity of having a representative present at any such meeting, The Owner shall promptly at the Optionee's request execute and deliver any authorizations reasonable required by the Optionee to authorize the Governmental Bodies to release such information to the Optionee.

4.   General Covenants

4.1 Covenants of the Owner. The owner covenants and agrees that it shall, form, and after the date of the Agreement to the Closing Date:

(a) take all reasonable care to protect and safeguard the Lands and operate and otherwise deal with the Lands as a careful and prudent owner would do and in such a manner that, except as contemplated in this Agreement, the warranties and representation in section 7.1 remains true and correct;

(b) maintain in full force and effect insurance coverage in respect of the Lands against such risks and to such limits as are in accordance with prudent business practice and suitable to the Lands;

(c) notwithstanding any other provisions of this section 4.1, not to enter into any agreement, contract, or lease relating, to the Lands without the prior written approval of the Optionee;

(d) observe and perform all of its obligations under the Permitted Encumbrances and diligently enforce all of its rights and remedies under the Permitted Encumbrances;

(e) obtain the consent of the Bank with respect to the transactions contemplated in this Agreement as may be reasonably required under the Bank Security;

(f) take or cause to be taken all proper steps and actions and corporate proceedings to enable the Owner to vest a good and marketable title to the Lands in the Optionee free and clear of all liens, encumbrances, defects in title, equities or claims of every nature and kind except for Permitted Encumbrances and to enable the Owner to carry out the sale of the Lands and to execute and deliver this Agreement as valid and binding obligations of the Owner; and

(g) forthwith advise the Optionee in writing upon the Owner becoming aware that any of the representations and warranties of the Owner set out in section 7.1 is inaccurate or incomplete in any material respect.


5.  Risk

5.1 Risk. The Lands shall be at the risk of the Owner until 12:00 a.m. on the Closing Date.

6.  Adjustments and Possession

6.1 Adjustments. All adjustments with respect to taxes, utilities and licences, and all other items normally adjusted between a vendor and purchaser on the sale of similar commercial property shall be made with respect to the purchased property to and including the Closing Date.

6.2 Possession. Subject to completion of the transaction as set out in Article 10 the Optionee shall be entitled to possession of the Lands on 11:59 a.m. on the Closing Date.

7.  Representations and Warranties

7.1 Representations and Warranties of the Owner. The Owner represents and warrants to the Optionee, regardless of any independent investigations that the Optionee may cause to be made, that:

(a) the Owner is a corporation duly incorporated and validly existing under the laws of British Columbia and duly qualified to carry on business in British Columbia and has the corporate power and capacity to own its interest in its assets, and to enter into and to carry out the transactions contemplated in this Agreement;

(b) the Owner is in good standing with the Office of the Registrar of Companies for British Columbia, has made all necessary filings required by the Company Act (British Columbia) and has never been struck from the registrar of companies maintained by the Office of the Registrar of Companies for British Columbia;

(c ) the execution and delivery of this Agreement and the completion of the transactions contemplated in this Agreement will have been by the Closing Date duly authorized by all necessary corporate action on the part of the Owner;

(d) the Owner is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(e) the sale of the Lands as contemplated in this Agreement does not constitute a sale by the Owner of the whole or substantially the whole of its undertaking;
(f) upon the Owner obtaining from the Bank the Bank Discharges, neither the execution and delivery of this Agreement nor the completion of the transaction contemplated in this Agreement will conflict with or result in a breach of the constating, documents of the Owner or constitute a breach of, default under, or acceleration of any obligation under, or constitute any event which, with the giving of notice or lapse of time or otherwise, would constitute a breach of, default under, or acceleration of any obligation under, any indenture, mortgage, deed of trust or any other agreement to which the Owner is a party or by which is bound or to which any of its assets are subject;

(g) there is no action, claim, arbitration, suit, judgement, investigation or proceeding outstanding or pending, or to the knowledge of the Owner, threatened against of affecting the Owner in respect of the Lands or the use or occupancy, or proposed use or occupancy of the Lands or which might have a material effect on the ability of the Owner to perform its obligations under this Agreement, at law or in equity or before or by any Governmental Body, and, to the best of the Owner's knowledge, there is no basis for the same;

(h) no consent or approval of or registration, declaration or filing with any Governmental Body is required for the execution or delivery of this Agreement by the Owner, the validity or enforceability of this Agreement against the Owner, or the performance by the Owner of any of the Owner's obligations under this Agreement;

(i) the Owner has no indebtedness or obligation to any person which might now or in future constitute a lien, charge or encumbrance on the Lands, other than the Bank Security and the Permitted Encumbrances;

(j) no person has any agreement, or option or right to, or capable of becoming an agreement, option or right to, acquire any interest in the Lands, other than any right set out in any Permitted Encumbrances;

(k) no person has entered into any lease, agreement to lease or licence or acquired any right under which the person has any right to lease, use or occupy any portion of the Lands in the nature of a tenancy or licence, other than the Permitted
Encumbrances;

(1) the Owner has a good and marketable title to the Lands free and clear of all security interests, liens, claims, mortgages, charges, encumbrances, and legal notations other than the Permitted Encumbrances and the Bank Security;

(m) the Permitted Encumbrances are in full force and effect and have not been further amended. Neither the Owner nor any other party to the Permitted Encumbrances is in default thereunder and there are no existing disputes thereunder;

(n) there are no unpaid municipal taxes, local improvement taxes, rates, levies and assessments of every nature and kind assessed or imposed against the Lands or any part of the Lands;

(o) the Owner has not received any notice and has no knowledge of any proposed expropriation of all or any part of the Lands;

(p) the Owner has not received any notice and, except to the extent any such alteration may be requested by the Owner, has no knowledge of any intention on the part of the Municipality to alter its zoning bylaw or official community plan so as to affect the Lands or the use or proposed use of the Lands;

(q) the Lands and the use or proposed use of the Lands do not contravene any applicable official community plan, zoning or building bylaw, covenant, registered or unregistered restriction, land use contract, law, ordinance, regulation, or order whether relating to fire, safety, the Environment, building standards, health standards or otherwise, of any Governmental Body and the Owner has not received any notice and has no knowledge of any notice or request from any Governmental Body or official, insurance company or board of fire underwriters advising or alleging any such contravention;

(r)  in respect of the Lands:

(i) the Owner is not aware of any document, material, report, information, proceeding, claim, or other matter pertaining to the Lands and the presence of Contaminants on the Lands which are relevant to or which might impact on the use or proposed use of the Lands;

(ii) the Owner has not conducted, nor caused to be conducted, an audit, assessment, study or test in any way pertaining to the presence of Contaminants on the Lands and has not been requested by, or on behalf of, any Governmental Body, to do so.,

(iii) the Owner has not received any notice indicating that the Lands and the uses of the Lands do not comply with, or that the Owner is in violation of, any Environmental Laws and is not aware of any grounds which may give rise to the issuance of such a notice;

(iv) there are no outstanding orders or directions issued to the Owner by any Governmental Body relating to environmental matters requiring any work, action, repair, construction, or capital expenditures with respect to the Lands which has not been carried out, and the Owner has not received, nor is the Owner aware of, any notice of the possibility of the same;

(v) neither the Owner nor, to the best of the Owner's knowledge, any previous owner of the Lands has at any time, stored, or permitted to be stored, any Contaminants in, upon or under the Lands, and has not treated, emitted, disposed, discharged or permitted the discharge of any Contaminants in, upon or under the Lands;

(vi) the Owner has not used, and is not aware of any predecessor in title to the Lands having used, the Lands as a landfill or site for disposal for waste or contaminants;

(vii) to the best of the Owner's knowledge after due inquiry, the Lands and the use or proposed use of the Lands are in compliance with Environmental Laws in all material respects;

(viii) the Owner has not caused or permitted the Release of any Contaminants on the Lands or on any property adjacent to the Lands and has no knowledge of any such Release caused or permitted by any other person;

(ix) the Lands do not presently and, to the best of the Owner's knowledge, have not at any time contained any underground storage tanks, whether active or abandoned;

(x) to the best of the Owner's knowledge after due inquiry, the Lands are in a condition that is free of the presence of all Contaminants including, without limitation, any patent or latent presence of Contaminants in the atmosphere, air, soil, subsoil, groundwater, or surface water either within or adjacent to the Lands; and

(xi) no Governmental Body has imposed any requirement that the Owner conduct any environmental drilling, prepare and submit any environmental report or audit, prepare and submit any environmental remedial plan or complete any remedial works, as either a condition or precondition to the granting of any permits or approval relating, to the proposed development including, without limitation, any amendment to an official community plan or zoning bylaw or issuance of a development permit, a development variance permit, a building permit, or an occupancy permit;

(s)  in respect to Bank Security:

(i) there is no breach of, default under, acceleration of any obligation under, or occurrence of any event which, with the giving of notice or lapse of time or otherwise, would constitute a breach of, default under, or acceleration of any obligation, under any agreement relating to the Bank Financing, including Bank Security; and

(ii) all covenants on the part of the Owner have been fully observed and performed by the Owner to date in all material respects.

7.2 The Owner's Warranties and Representations as of the Closing Date. The Owner covenants and agrees that all representations and warranties of the Owner set fourth in this Agreement or in any document delivered in connection with the purchase and sale contemplated by this Agreement will be true and correct at and as of the closing in all material respects (if such representations and warranties were made on the Closing Date).

7.3 Survival of the Owner's Representations and Warranties. The representations and warranties of the Owner set forth in this Agreement or in any document delivered in connection with the purchase and sale contemplated by this Agreement shall survive the closing of the purchase and sale of the Lands provided for in this Agreement and, notwithstanding such closing nor any investigation made by or on behalf of the Optionee, shall continue in full force and effect for the benefit of the Optionee. The Owner acknowledges that the Optionee is relying upon such representations and warranties in entering into this Agreement.

7.4 Indemnity. The Owner shall indemnify and save the Optionee harmless from and against all losses, costs, damages, expenses, claims, and liabilities suffered or incurred by the Optionee by reason of breach of any representation or warranty, covenant or agreement of the Owner set forth in this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, the Optionee agrees that if any of the representations or warranties of the Owner set forth in sections 7.1 (g), (h),
(n), (o), (p), (q), or (r) is untrue or inaccurate on the Closing Date because of the occurrence, after the date of this Agreement, of any event which is:

(a)  beyond the control of the owner; and

(b) not the result, directly or indirectly, of any fault or default on the part of the Owner, then, provided such untruthfulness or inaccuracy is disclosed to the Optionee on or before the Closing Date, the recourse of the Optionee against the Owner in respect of such matter shall be limited solely to the Optionee's right to elect not to complete the transactions contemplated by this Agreement and the Optionee shall not be entitled, in any circumstances, to claim any damages against the Owner in respect thereof.

7.5 Optionee's Representations and Warranties. The Optionee represents and warrants to the Owner, regardless of any independent investigation that the Owner may cause to be made, that:

(a) the Optionee is a corporation incorporated and validly existing under the laws of the State of Nevada, U.S.A. and duly qualified to carry on business in British Columbia;

(b) the Optionee is in good standing with the Office of the Registrar of Companies for British Columbia, has made all necessary filing required by the Company Act (British Columbia);

(c) the Optionee has the corporate power and capacity to enter into and carry out the transactions contemplated in this Agreement;

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated in this Agreement will have been by the Closing Date duly authorized by all necessary corporate action on the part of the Optionee; and

(e) the Optionee is registered for Goods and Service Tax ("GST") purposes, its GST registration number is XXXXXXXX and it will remit GST payable in respect of its purchase of the Lands in accordance with the, Excise Tax Art.

7.6 Optionee's Warranties and Representation as of the Closing Date. The Optionee covenants and agrees that all representations and warranties of the Optionee set forth in this Agreement or in any document delivered in connection with the purchase and sale contemplated by this Agreement will be true and correct at and as of the closing in all material respects (as if such representations and warranties were made on the Closing Date).

7.7 Survival of Optionee's Representations and Warranties. The representation and warranties of the Optionee set forth in this Agreement or in any document delivered in connection with the purchase and sale contemplated by this Agreement shall survive the closing of the purchase and sale of the Lands provided for in this Agreement and, notwithstanding such closing nor any investigation made by or on behalf of the Owner, shall continue in full force and effect for the benefit of the Owner, The Optionee acknowledges that the Owner is relying upon such representations and warranties in entering into this Agreement.

7.8 Indemnity-Optionee. The Optionee shall indemnify and save the Owner harmless from and against all losses, costs, damages, expenses, claims, and liabilities suffered or incurred by the Owner by reason of a breach of any representation or warranty, covenant or agreement of the Optionee set forth in this Agreement.

8.  Conditions Precedent

8.1 Optionee's Conditions. The Optionee's obligation to complete the transactions contemplated by this Agreement is subject to fulfilment of the following conditions, each of which is for the sole benefit of the Optionee:

(a)  the representation and warranties of the Owner contained in section 7.1 shall be true on and as the Closing Date in all material respects with the same effect as though such representations and warranties had been made on and as of the Closing Date.

If the conditions set out in this section 8.1 have not been satisfied by the times therein specified, the Optionee may waive fulfilment thereof, in whole or part, without prejudice to any of its other rights under this Agreement and complete the purchase of the Lands or elect not to complete. If the Optionee elects not to complete, the Deposit, together with any interest accrued on the Deposit, shall be returned to the Optionee in accordance with section 2.6(b), together with the Option Fee.

8.2 Binding Agreement - Optionee. In consideration of the payment of $10.00 and other good and valuable consideration ( the receipt and sufficiency is acknowledged) the Owner acknowledges and agrees that although the Optionee's obligation to complete the sale and purchase contemplated by this Agreement is subject to fulfilment or waiver of the conditions set out in section 8.1:

(a) those conditions are not conditions to there being a binding, agreement of purchase and sale between the parties respecting the Lands; and

(b) this Agreement is not void, voidable, revocable or, otherwise capable of being terminated by the Owner until the time limited for the fulfilment or Waiver of such conditions has expired.

9.  Preparation of Closing Documents

9.1 Delivery of Documents-The Owner. On or before the Closing Date, the owner shall cause the Solicitors to deliver to the Optionee's Solicitors the following items, in form and content satisfactory to the Optionee, acting reasonably, and duly executed by the Owner and the other parties thereto and in registrable form wherever appropriate, to be dealt with under
Article 10:

(a)  Freehold Transfer (Land Title Act Form A) conveying the
Lands to the Optionee, subject only to the Permitted
Encumbrances;

(b)  the Bank Discharges

(c) a certificate of an authorized officer of the Owner dated the Closing Date certifying that each of the warranties and representations of the Owner set out in this Agreement is true and accurate on the Closing Date in all material respects or, to the extent any such representation or warranty is untrue or inaccurate, setting out in reasonable detail a description of the facts which give rise to such untruthfulness or inaccuracy;

(d) a statutory declaration of an authorized officer of the Owner that the Owner is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(e)  a statement of adjustments; and

(f) such further deeds, acts, things, certificates, and assurances as may be requisite in the reasonable opinion of the Optionee's Solicitors for more perfectly and absolutely assigning, transferring, conveying and assuring to investing in the Optionee, title to the Lands free and clear of any lien, charge, encumbrance or legal notation, other than the Permitted Encumbrances as contemplated in this Agreement.

9.2 Delivery of Documents- Optionee. On or before the Closing Date, the Optionee shall deliver to the Optionee's Solicitors the following items, in form and content satisfactory to the Owner, acting, reasonably, and duly executed by the Optionee and the other parties thereto and in registrable form where appropriate, to be dealt with under Article 10:

(a)  a statement of adjustments; and

(b) a certificate of an authorized officer of the Optionee dated the Closing Date certifying that each of the representation and warranties of the Optionee set out in this Agreement is true and accurate on the Closing Date in all material respects or, to the extent any such representation or warranty is untrue or inaccurate, setting, out in reasonable detail a description of the facts which give rise to such untruthfulness or inaccuracy.

9.3  Preparation of Documents.  The documents contemplated in section 9.1 (a), (c), (d), (e), and (f) will be prepared by the Optionee's Solicitors, to the extent that preparation is required, and delivered to the Owner's Solicitors at least two
Business Days before the Closing Date.

10.  Closing Procedure.

10.1 Payment in Trust. On or before the Closing Date the Optionee shall pay to the Optionee's solicitors in trust the balance of the adjusted Purchase Price, after deducting the Deposit and the Option Fee. The Owner irrevocably directs the Optionee to cause the Optionee's Solicitors to pay the adjusted Purchase Price to the Owner's Solicitors as contemplated in this
Article 10 and this shall be its good and sufficient authority for so doing.

10.2 Registration.  Forthwith following the payment in section
10.1 and after receipt by the Optionee's Solicitors of the documents and items referred to in sections 9.1 and 9.2, the Optionee shall cause the Optionee's Solicitors to file the Land Transfer and the Bank Discharges in the New Westminister / Vancouver land title office.

10.3 Payment.  Forthwith following the filing referred to in section 10.2 and upon the Optionee's Solicitors being satisfied as to the priority of the Lands Transfer, after conducting a post filing for registration check of the property index disclosing only the following:

(a)  the existing title number to the Lands;

(b)  the Permitted Encumbrances;

(c)  the Bank Security;

(d)  pending numbers assigned to the Lands Transfer; and

(e) pending number assigned to the Bank Discharges, if applicable.

the Optionee shall cause the Optionee's Solicitors to deliver to the Owner's Solicitors a trust cheque for the adjusted Purchase
Price and to release the items referred to in sections 9.1 and
9.2 to the Optionee and the Owner, as the case may be.

10.4 Concurrent Requirements. It is a condition of this Agreement that all requirements of this Article 10 are concurrent requirements and it is specifically agreed that nothing shall be completed on the Closing Date until everything required to be paid, executed and delivered on the Closing Date has been so paid, executed and delivered and until the Optionee's Solicitors have satisfied themselves as to the registration and priority of the Lands Transfer.

11.  Miscellaneous

11.1 Time. Time will be of the essence of this Agreement and will remain of the essence notwithstanding the extension of any of the dates under this Agreement.

11.2 No Waiver. No failure or delay on the part of either party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor will any single or partial exercise of any right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. Except as may be limited in this Agreement, either party may, in its sole discretion, exercise any and all rights, powers, remedies, and recourses available to it under this Agreement or any other remedy available to it and such rights, powers, remedies, and recourses may be exercised concurrently or individually without the necessity of making any election.

11.3 Tender. It is agreed that any tender of documents or money may be made upon the respective solicitors for the parties and that it will be sufficient to tender a solicitors' trust cheque, or a certified cheque drawn on one of the five largest Canadian chartered banks, rather than cash.

11.4 Legal Fees.  Each party shall pay its own legal fees.  The
Optionee shall be responsible for all registration fees and property transfer tax payable in connection with the registration of the Lands Transfer.

11.5 Entire Agreement. This Agreement and the agreements, instruments, and other documents entered into under this Agreement set forth the entire agreement and understanding of the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings among the parties with respect to the matters herein and there are no oral or written agreements, promises, warranties, terms, conditions, representations or collateral agreement, express or implied, other than those contained in this Agreement.

11.6 Amendment. This Agreement may be altered or amended only by an agreement in writing signed by the parties.

11.7 Further Assurances. Each of the parties shall at all times and from time to time and upon reasonable requests do, execute and deliver all further assurances, acts, and documents for the purpose of evidencing and giving full force and effect to the covenants, agreements and provisions in this Agreement.

11.8 Notices. Any demand or notice which may be given under this Agreement shall be in writing and delivered or telecopied addressed to the parties as follows:

To the Owner:         Sigma Business Consulting Ltd.
                      749MainStreet,PentictonBC V2A5E1
Attention:            David Huck, President

To the Optionee:      Prodigital Film Labs Inc.
(address)             1621 S. Latawah Street, Spokane WA 99203
Attention:            Darone Davis, President

or at such other address as either party may specify in writing to the other. The time of giving and receiving any such notice shall be deemed to be on the day of delivery or transmittal.

11.9 Assignment. The Optionee may assign its interest in this Agreement to any other person, with the prior consent of the Owner, which consent may not be unreasonably withheld.

11.10 Counterparts. This Agreement may be executed in any number of original counterparts, with the same effect as it all the parties had signed the same document, and will become effective when one or more counterparts have been signed all of the parties and delivered to each of the parties. All counterparts shall be construed to gather and evidence only one agreement, which, notwithstanding the dates of execution of any counterparts, shall be deemed to be dated the reference date set out above, and only one of which need be produced for any purpose.

11.11 Binding Effect. This Agreement shall enure to the benefit of and be binding upon the heirs, executors, administrators, legal and personal representatives, successors, and permitted assigns of the parties, as applicable.

11.12 Execution by Telecopy. This Agreement may be executed by the parties and transmitted by telecopy and when it is executed and transmitted this Agreement shall be for all purposes as effective as if the parties had delivered an executed original
Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above-written in Item 8 of the annexed Form C-
General Instrument.

Schedule A- Lot 5, District Lot 202, Similkameen Division Yale
District, Plan 904 AND Lot 6, District Lot 202, Similkameen
Division Yale District, Plan 904 Except Plan HI 7173

Schedule B- Mortgage KM62961 - Summerland & District Credit Union
Mortgage KN51954 - Modification of KM62961

EXHIBIT 10.2
                        Commercial Lease


This lease is made in duplicate between:

(1)    Sigma Business Consulting Ltd., (the "Landlord")
       (landlord name) and

(2)    ProDigital Film Labs Inc.,      (the "Tenant")
       (tenant name)

The Landlord and the Tenant hereby agree as follows:

1. The Landlord hereby grants the Tenant a lease of the premises in their entirety located on the Main floor of 749 Main
St., Penticton, B.C. V2A 5E1 (the "Premises.") (address)

The parties agree that the Premises have a rented area of 3,200 square feet, excluding the exterior walls but also including the adjacent parking lot.

2.   The term of this lease commences on  June 1st 2000 and ends
on May 31st 2001(date)                       (date)

If the Tenant continues in occupation of the Premises with the consent of the Landlord after expiry of the term of this lease, the Tenant shall be deemed to be leasing the Premises on a month-to-month basis but otherwise on the same terms as set out in this lease.

3.   The Tenant may use the Premises for Film Post Production
Services and Executive Offices or sublet to another tenant approved in writing by the landlord. (business purpose) and for no other purpose.

4. (a) The Tenant shall pay the Landlord a "base rent" of Thirty Three Thousand and Six hundred dollars ($33,600.00) per year in equal monthly installments of  Two Thousand Eight hundred dollars ($2,800.00) in advance on or before the first of each month commencing on June 1st 2000 with the base rent for any
broken portion         (date) of a calendar month in which this
lease terminates being prorated.

     (b) The following services and expenses are the responsibility of the Landlord, 100% of the total cost of which services and expenses during the term of this lease shall be paid by the Tenant to the Landlord as "additional rent":
     1. All triple net expenses as shown in item #5.

     (c) The Landlord shall invoice the Tenant monthly for additional rent incurred during the preceding calendar month. Each invoice is payable in full thirty days after delivery. The Tenant is deemed to have admitted the accuracy of the amount charged in any invoice for additional rent which he or she has not challenged in writing within the same thirty days.

     (d) The Tenant shall also pay the Landlord as "additional rent," on demand, 100% of the total costs reasonably incurred by the Landlord including, but not limited to legal fees, of curing any default of the Tenant under this lease, including but not limited to enforcing payment of rent and regaining lawful possession of the Premises.

5. The following services and expenses are the sole responsibility and expense of the Tenant:


1.   Electricity
2.   Natural Gas
3.   Property Taxes
4.   Water Rates
5.   Normal Building Maintenance
6.   Re-Modelling Costs, with the permission of the Landlord.


6. The following services and expenses are the sole responsibility and expense of the Landlord:

Any exterior structural repairs or building services equipment failures.

7. The Landlord shall also be solely responsible for repairs or improvements to the structure and to the exterior of the building.

8. Any services and expenses relevant to the use by the Tenant of the Premises and not mentioned in this lease are the responsibility and expense of the Tenant.

9. The Landlord covenants with the Tenant that so long as the Tenant complies with the terms of this lease, the Tenant may occupy and enjoy the Premises without any interruption from the Landlord.

10. The Landlord is not liable for any damage to the Tenant's property or for any injury to any person in or coming to or from the Premises, however caused, and the Tenant agrees to indemnify the Landlord against the financial consequences of any such liability. In this regard, the Tenant shall purchase and maintain public liability insurance in the amount of no less than One Million dollars ($1,000,000.00) and shall provide proof of this insurance to the Landlord on request.

11. The Landlord may terminate this lease for any one of the following or any other cause permitted by law:
     (a)  fifteen days' arrears of rent or additional rent;
     (b)  the bankruptcy or insolvency of the Tenant;
     (c) a material change in the use of the Premises by the Tenant and, in particular (without limiting the generality of this provision), any change that affects the Landlord's building insurance or that constitutes a nuisance.
     (d) any unauthorized assignment or subletting of this lease by the Tenant;
     (e)  substantial damage to or destruction of the Premises;
     (f) any sale or material change in use of the building in which the Premises are located by the Landlord;
     (g) any significant willful or negligent damage to the Premises caused by the Tenant or by persons permitted on the Premises by the Tenant.

12. The Tenant may not assign or sublet the Premises, in whole or in part, or allow the Premises to be used by any other person without the written consent of the Landlord, which consent may not be unreasonably withheld.

13. The Tenant shall keep the Premises in a reasonable state of repair and cleanliness and shall not make improvements or alterations to the Premises without the written consent of the Landlord, which consent shall not be unreasonably withheld.

14. At the end of the lease, the Tenant shall deliver vacant possession to the Landlord of the Premises in the same condition as at the commencement of the lease, reasonable wear and tear excepted and except that the Landlord may, in the Landlord's sole discretion, elect to keep any of the Tenant's improvements, alterations, or fixtures.

15. Any written notice required or permitted to be given by this lease is sufficiently given if sent in proper form by ordinary mail to the last known address of the party for whom the notice is intended. Any written notice sent by ordinary mail in accordance with this paragraph is deemed, for the purposes of this lease, received by the addressee on the seventh day after mailing unless actually received before. Nothing in this paragraph prevents giving written notice in any other manner recognized by law.

16. In this lease, words importing the singular include the plural, and vice versa, and importing the masculine gender include the feminine, and importing an individual include a corporation and vice versa. This lease binds and benefits the parties and their respective heirs, successors, and permitted assigns.

17. If not in default under this lease, or by agreement between the parties, the tenant may exercise their option to purchase without notice or penalty, by providing written notice of intention to exercise the purchase option to the landlord.

18. If not in default under this lease, the Tenant has the right to renew this lease for a further term of three years exercisable by giving written notice of renewal to the Landlord in the six-month period immediately before the expiry of the original fixed term of this lease. The renewed lease is granted on the same terms as set out in this lease except as to base rent and without any further right of renewal. The base rent payable by the Tenant in the renewed term may be agreed between the Landlord and Tenant but, failing such agreement before commencement of the renewed term of the lease, the amount of the base rent shall be referred to and settled by a single arbitrator agreed upon by the parties or, in default of such agreement, to a single arbitrator appointed pursuant to the legislation governing submissions to arbitration in the jurisdiction whose laws govern this agreement. The decision of the arbitrator is final and binding on the parties with no right of appeal.

Executed under seal on          .
                        (date)

Signed, sealed, and delivered )
in the presence of: )
                    )
__________________________________ )
___________________________
for the Landlord    )    The Landlord
Sigma Business Consulting Ltd.     )
__________________________________ )
___________________________
for the Tenant )    The Tenant
ProDigital Film Labs Inc.     )

EXHIBIT 10.3

                    Commercial Auto Sublease


This sublease is made between:
(1)   Sigma Business Consulting Ltd.   (the "Sublandlord")
      (sublandlord name) and

(2)   ProDigital Film Labs Inc.,       (the "Subtenant").
      (subtenant name)

Whereas Ford Credit                    (the "Landlord")
      (landlord name)

and the Sublandlord have entered into a lease of 1998 Ford
Explorer (the "Auto") of which a copy is appended as Schedule A to this agreement (the "Lease");

     And whereas the Sublandlord and the Subtenant wish to enter into a sublease of the Auto for the balance of the term of the Lease less one day;

     The Sublandlord and Subtenant agree as follows:

1. The Sublandlord hereby subleases the Premises to the Subtenant to have and to hold for the balance of the term of the Lease less one day commencing on June 13th 2000.
                                     (date)

     The Subtenant, however, may not assign or sublease its interest in the Premises without the consent of the Sublandlord, which consent expressly may be unreasonably withheld.

2. The Subtenant shall pay the lease of Eight Hundred and Forty Seven dollars and forty-five cents ($847.45) bi-monthly in advance on the thirteenth day of every other month during the term of this sublease with the rent for any broken portion of a calendar month in which this sublease terminates being prorated.

3. The Subtenant agrees to pay to the Sublandlord all sums which the Sublandlord is required to pay to the Landlord under the Lease as additional rent pursuant to the provisions of the Lease or is required to pay to the Landlord by reason of the Subtenant's occupancy of the Premises.

4. The Subtenant agrees to observe and perform all the Sublandlord's covenants in the Lease apart from the payment of rent and additional rent to the Landlord.

5. The Subtenant shall pay all business taxes in respect of the business carried on by the Subtenant in and upon or by reason of its lease of the vehicle.

6. The Subtenant shall take out and keep in force during the term of the sublease such insurance in respect of the auto as to comply with the obligations of the Sublandlord under the Lease and shall be subject, as regards both the Landlord and the Sublandlord, to the same obligations and same limitations of liability with respect to damage, loss, or injury as are set out in the Lease between the Landlord and the Sublandlord.

Executed in duplicate this            .
                            (date)

Signed, sealed, and delivered )
in the presence of: )
                    )
__________________________________ )
___________________________s
for the Sublandlord)
The Sublandlord
Sigma Business Consulting Ltd.)


__________________________________)
___________________________s
for the Subtenant)
The Subtenant
ProDigital Film Labs Inc.



















Exhbit 10.4

                      Enbaca Capital Investments
                 Wealth Management Portfolio Advisors

Suite 362- 305,4625 Varsity Dr. NW              Tel: 403 239 1075
Calgary, Alberta T3A OZ9                        Fax: 403 239 8579
P.O. Box AP 1556                            Email: enbaca@shaw.ca
Nassau, The Bahamas


June 4, 2002

Pro Digital Film Labs Inc.
749 Main Street
Penticton, BC.

Dear Mr. Darone M. Davis, President

Re: Financing for ProDigital Film Labs Inc. $ 30 Million USD.

Pursuant to conversations that we had regarding the financing that can be arranged with our east coast Investment Bankers, I have provided a term sheet regarding the proposed financing.

      Principal Amount of Loan     $ 30,000,000 USD

      Annual interest rate         Libor Plus 2.5%

      Term of the Loan             3 Year Construction Facility
                                   15 Year Amortization

      Loan Advances                10% within 90 days
                                   10% within 135 days
                                   20% within 180 days
                                   20% within 225 days
                                   20% within 270 days
                                   20% within 315 days

      Lender Participation         25 % of Common Stock
                                   of Borrowing Entity

      Collateral Pledged by
       Borrower 10% of Loan Principal collateralized via an SLC for 180 days to the lender Conditions of Drawings on SLC
                                   1.  Equity must be provided to
                                       lender
                                   2.  Pledged SLC matures in 180
                                       days
                                   3.  Borrower under auditable
                                     use of Loan Proceeds.

     Fees Legal & Processing       $ 250,000 USD payable upon
                                   execution of documentation.
                                   17% of Gross Funds Advanced,
                                   payable per advance.

     Security Two (2) complete Digital Production Facilities, 10 sound stages (20,000sq.ft)
                                   2-Digital Post production
                                   facilities to be located in
                                   Vancouver & Calgary, Canada

The most important feature of this proposal is that the borrower must present evidence that he has available sufficient working capital to continue operations without utilizing the loan proceeds for the next 6 months. Along with the funds required to handle the collateral pledge of $ 3,000,000 USD.

A business plan, must be presented to our investment Bankers, outlining the ongoing operations and Performa financial statements looking forward for 5 years.

If you have any questions please contact me.
Yours truly,

ENBACA CAPITAL INVESTMENTS LIMITED


Robert Milne
Director












Exhibit 10.5

GEOTHEATRE Productions Inc.


January 8, 2002

Pro-Digital Film Labs Inc.
Attention:                           Mr. David Huck & Mr. Darone
Davis
 749 Main Street
Penticton, British Columbia
V2A 5E1

Dear Sirs:

This is to confirm our various discussions and meetings regarding
Geotheatre World, a proposed 22 minute live children's game show with animation, based on our product, the Geotheatre
(www.geotheatre.com).

This show will present on our global stage, not only the location of different nationalities and cultures, but will showcase the interesting differences that make up the various peoples around the world.

We are very pleased that Pro Digital Film Labs will have the facilities and equipment necessary for this production here in the Okanagan Valley. We plan on using the live stage, in-house animation, and postproduction facilities for this project, which will start with the pilot and 13 episodes.

Pro Digital Film Lab's agreement to co-produce with Geotheatre
Productions Inc. subject to final financing brings us closer to licensing the series.

We took forward to a very successful and prosperous relationship between our two companies.

Sincerely,



John Bracey,
President, Geotheatre Productions Inc.

JB:keb



   In the US: #362-4754 E. Flomingo Rd., Las Vegas, NV 89121
   In Canada: 101- 1870 Parkinson Way, Kel owna, BC V1Y 8C9
         Phone: ( 250) 712-9354 ... fox: (250) 712-9364
                  Website: www.geotheatre.com

GEOTHEATRE Productions lnc.


February 1st , 2002

Pro-Digital Film Labs Inc.
Attention:                           Mr. David Huck Et Mr. Darone
Davis
749 Main Street
Penticton, British Columbia
V2A 5E1

Dear Sirs:

This is to confirm our previous discussions with regard to Pro-
Digital Film Labs possible involvement with our video project, A
World of Friends.

We recently met with Mr. George Johnson, our producer at the National Film Board of Canada and raised the subject of a possible co-production, that is; the NFB - Geotheatre Productions
- Pro Digital Film Labs. He was quite receptive to this possibility provided that Pro Digital could guarantee its portion of the funding.

At present, the NFB is undergoing an internal structural reassessment and we should know more in the next couple of months.

Sincerely,


John Bracey,
President, Geotheatre Productions Inc.

JB:keb




   In the US: #362-4754 E. Flomingo Rd., Las Vegas, NV 89121
   In Canada: 101- 1870 Parkinson Way, Kel owna, BC V1Y 8C9
         Phone: ( 250) 712-9354 ... fox: (250) 712-9364
                   Website: www.geotheatre.com